Exhibit 99.4

SRK Consulting (Canada) Inc. Suite 1500, 155 University Avenue, Toronto, Ontario, Canada
T: +1-416-848-3213

toronto@srk.com www.srk.com

CONSENT OF QUALIFIED PERSON

VIA SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Toronto Stock Exchange

Dear Sirs/Madams:

RE:         GoldMining Inc. (the "Corporation") – Technical Report

I, Dominic Chartier, PGeo, consent to the public filing of the amended technical report titled Independent Technical Report, Yellowknife Gold Project, Northwest Territories, Canada, Effective Date March 1, 2019, Report Date April 16, 2019, Amended Report June 9, 2021 (the "Technical Report") by GoldMining Inc.

I hereby consent to the use of any extracts from, or summary of, the Technical Report in any related press releases of GoldMining Inc.

Dated this 9th day of June, 2021.

Yours truly,

“Sealed
“Signed

Dominic Chartier, PGeo

Senior Consultant (Geology)

U.S. Offices: Anchorage 907.677.3520 Clovis 559.452.0182 Denver 303.985.1333 Elko 775.753.4151 Fort Collins 970.407.8302 Reno 775.828.6800 Tucson 520.544.3688	Canadian Offices: Saskatoon 306.955.4778 Sudbury 705.682.3270 Toronto 416.601.1445 Vancouver 604.681.4196 Yellowknife 867.873.8670	Group Offices: Africa Asia Australia Europe North America South America